The Directors and Stockholders
Frederick's of Hollywood, Inc.:

We consent to incorporation by reference in the registration statement on Form S-3 of Frederick's of Hollywood, Inc. of our report dated October 31, 1994 relating to the consolidated balance sheets of Frederick's of Hollywood, Inc. and subsidiaries as of September 3, 1994 and August 28, 1993, and the related consolidated statement of income, changes in stockholders' equity, and cash flows and related schedules for each of the years in the three-year period ended September 3, 1994, which report appears in the 1994 annual report on Form 10-K of Frederick's of Hollywood, Inc.

KPMG Peat Marwick LLP

Los Angeles, California
April 6, 1995